News Release                                                XOMA


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                              (510) 644-1170 or (800) BIO XOMA
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XOMA COMPLETES $16 MILLION PRIVATE PLACEMENT FINANCING

Berkeley, CA -- October 1, 1996 -- XOMA Corporation (Nasdaq:
XOMA) today announced the completion of a $16 million domestic private financing involving the sale of its Series F Convert-ible Preferred Stock. Proceeds from the transaction net of broker commissions were $15.1 million.

XOMA's published financial statements dated June 30, 1996 showed cash and short-term investments of $37.9 million and a six-month net loss of $12.0 million. Following this transac-tion, the company's cash and short-term investments as of Sep-tember 30, 1996 were approximately $46.3 million.

"Now that Neuprex(TM) is moving into Phase III clinical trials, we feel that this strengthening of our cash position will give us greater flexibility in managing our clinical strategy and in our continuing discussions regarding potential strategic alli-ances." said John L. Castello, XOMA chairman, president and chief executive officer. "This transaction, combined with pre-vious financings, and actions taken to improve our operating cash flow, allows us to move forward on a sounder financial footing."

The Series F Preferred shares are non-voting. They are con-vertible into XOMA's common stock at a discount of 13% from the market price at the time of conversion and have an annual divi-dend rate of five percent.

XOMA Corporation is a biopharmaceutical company developing products for the treatment of infections, infectious complica-tions and immunologic disorders. The company is focused on the accelerated development of therapeutic products derived from BPI, a human host-defense protein that kills bacteria, neutral-izes bacterial endotoxin, inhibits the growth of new blood ves-sels and enhances the potency of other antibiotics. Neuprex(TM)




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is the first product from XOMA's BPI drug development platform to reach human clinical trials.

The Neuprex(TM) product is now in the clinic for four separate indications. With a recently granted Subpart E designation by the FDA, the company will shortly begin a Phase III trial of the product in meningococcemia -- a deadly infection that pri-marily attacks children. Two other trials have successfully passed their first interim safety analyses: hemorrhagic trauma
-- infectious complications of severe accidental blood loss;
and infectious complications following partial hepatectomy -- a type of major liver surgery. A fourth trial is testing Neuprex(TM) in combination with antibiotics to treat severe intra-abdominal infections, including those where the infecting bacteria may be resistant to the antibiotic. Additional BPI-derived products in development include Mycoprex(TM), a fungi-cidal peptide derived from BPI, and I-PREX(TM), a topical formula-tion of Neuprex(TM) for treatment of ophthalmic infections.

This press release contains certain forward-looking statements that involve a number of risks and uncertainties. Such state-ments are based on the company's current beliefs as to the out-come and timing of future events, and actual events or results may differ materially from the company's expectations. In addition to matters described in the press release, results of pending or future clinical trials, actions by the U.S. Food and Drug Administration, changes in the status of the company's collaborative relationships, and future actions by the U.S. Patent and Trademark Office, as well as the risk factors listed from time to time in the company's SEC reports (including but not limited to its report on Form 10-Q for the quarterly period ended June 30, 1996, as well as its Annual Report on Form 10-K for the year ended December 31, 1995), may affect the actual results achieved by the company.